The following message is being played on the automated voice response unit of Con Edison Investor Services:

We have begun to call shareholders to encourage the prompt return of the December 12, 1997 special meeting Proxy. This Proxy is very important to the future competitiveness of Con Edison.

If you need more information about the Proxy please call 1-800-566-9061.

Thank you.